UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 11‑K

X	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2002 OR
TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition year from             to

Commission File No.    1-10275

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below: BRINKER INTERNATIONAL, INC. 401(k) SAVINGS PLAN AND TRUST
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: Brinker International, Inc. 6820 LBJ Freeway Dallas, Texas 75240

Page
Report of Independent Public Accountants	1
Financial Statements:
Statements of Net Assets Available for Benefits as of December 31, 2002 and 2001	2
Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2002 and 2001	3
Notes to Financial Statements	4
Supplemental Schedule* - Schedule H, line 4i - Schedule of Assets (Held at End of Year) - December 31, 2002	9
Exhibit - Certification by Peggy S. Mifflin, Plan Administrator of the Registrant, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	11
Exhibit - Consent of Independent Public Accountants	12
*	All other schedules required by Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Public Accountants

The Plan Committee
Brinker International, Inc. 401(k) Savings Plan and Trust:

We have audited the accompanying statements of net assets available for benefits of the Brinker International, Inc. 401(k) Savings Plan and Trust ("the Plan") as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Brinker International, Inc. 401(k) Savings Plan and Trust as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan's management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

            /s/ KPMG LLP

Dallas, Texas
June 15, 2003

BRINKER INTERNATIONAL, INC.
401(k) SAVINGS PLAN AND TRUST

Statements of Net Assets Available for Benefits

December 31, 2002 and 2001

	2002	2001
Investments - at fair value (Note 2):
Money market	$ 2,289,623	$ 1,789,633
Mutual funds	16,919,939	17,499,504
Commingled Fund	2,700,000	2,712,686
Brinker International common stock	14,319,034	12,681,996
Participant loans	2,482,198	2,279,021
	38,710,794	36,962,840
Receivables:
Participants' contributions	209,706	25,909
Employer's contributions	31,835	3,603
	241,541	29,512
Net assets available for benefits	$ 38,952,335	$ 36,992,352

See accompanying notes to financial statements.

BRINKER INTERNATIONAL, INC.
401(k) SAVINGS PLAN AND TRUST

 Statements of Changes in Net Assets Available for Benefits

 Years Ended December 31, 2002 and 2001

	2002	2001
Additions:
Contributions:
Participants	$ 6,624,080	$ 6,261,543
Employer	907,808	807,164
	7,531,888	7,068,707
Investment income (loss):
Net (depreciation) appreciation in fair value of investments	(3,218,619)	(3,191,102)
Interest and dividends	368,747	439,643
	(2,849,872)	(2,751,459)
Total additions	4,682,016	4,317,248
Deductions - benefits paid to participants	2,722,033	2,945,189
Net increase	1,959,983	1,372,059
Net assets available for benefits at beginning of year	36,992,352	35,620,293
Net assets available for benefits at end of year	$ 38,952,335	$ 36,992,352

See accompanying notes to financial statements.

BRINKER INTERNATIONAL, INC.
401(k) SAVINGS PLAN AND TRUST

 Notes to Financial Statements

 December 31, 2002 and 2001

1.  DESCRIPTION OF THE PLAN AND ACCOUNTING POLICIES

The following brief description of the provisions of the Brinker International, Inc. 401(k) Savings Plan and Trust (the "Plan") is provided for general information purposes only.  Participants should refer to the Plan document for more complete information.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

General

The Plan, which was implemented on January 1, 1993, is a qualified defined contribution savings plan available to all salaried and hourly employees of Brinker International, Inc. and subsidiaries ("Company" or "Brinker") who are neither an officer nor a five percent shareholder of the Company and whose annual compensation is not in excess of the threshold set forth in Section 414(q) of the Internal Revenue Code of 1986 (the "Code"), as amended.  Employees who have completed one year of service and have attained the age of twenty-one are eligible to participate in the Plan.

Employees who are members of a collective bargaining unit are not eligible to participate in the Plan. The financial statements are prepared on the accrual basis of accounting and include all of the funds which comprise the Plan.

Contributions

Participants are permitted to contribute from 1 to 20% of their annual eligible compensation, as defined, to the Plan on a tax-deferred basis.  Participants are permitted to contribute up to 100% of their bonuses, as defined, to the Plan on a tax-deferred basis.  Tips are excluded from the definition of eligible compensation.  The Company matches 25% of the first 5% a salaried participant contributes.  Hourly participants do not receive matching contributions.

Participants' Accounts

Participants' contributions are invested in accordance with their elections in the following funds: the AXP Cash Management Fund (a money market fund), the AXP Bond Fund (invests primarily in intermediate-term corporate bonds), the American Century Equity Growth Fund (invests primarily in the equities of large-cap domestic companies), the Wells Fargo Large Company Growth Fund (invests primarily in the equities of medium-to-large-cap domestic companies), the Janus Overseas Fund (invests primarily in the equities of foreign companies), the Neuberger Berman Genesis Fund (invests primarily in the equities of small-cap domestic companies),  the Brown Capital Management Small Company Fund (invests primarily in the equities of small-cap domestic companies), the American Express Trust Equity Index Fund II (invests primarily in the equities of the S&P 500 Index) and the Brinker Stock Fund (consists of Company common stock).  Company's matching contributions to the Plan are invested in the Brinker Stock Fund.

BRINKER INTERNATIONAL, INC.
401(k) SAVINGS PLAN AND TRUST

Notes to Financial Statements (continued)

1.  DESCRIPTION OF THE PLAN AND ACCOUNTING POLICIES (continued)

 Vesting

Participants are immediately vested in their contributions and the earnings thereon. Vesting in the Company's matching contributions is graduated at 25% annually, beginning at the end of the second year of eligible service, up to 100% after five full years of eligible service.  Participants who separate from service prior to full vesting of their rights forfeit their share of the Company's contributions to the extent that vesting had not occurred.  Amounts forfeited are used to reduce future Company contributions.  Forfeitures totaled $36,623 and $47,030 for the years ended December 31, 2002 and 2001, respectively.

 Payments of Benefits

The normal forms of payment upon a participant's separation from the Company are either a lump sum payment in cash for the vested portion of the participant's account (less federal tax withholding and, when applicable, additional penalties for withdrawals made prior to retirement age) or a direct rollover of the vested portion of the participant's account into an Individual Retirement Account or another employer's qualified plan.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. A participant may have up to two loans outstanding at a time; however, the total of a participant's loans may not exceed the lesser of $50,000 or 50% of the participant's vested account balance. Loan terms range from one-half year to 5 years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate of 1% above the prime lending rate determined at the end of the month prior to the month in which the loan request is made. Interest rates on outstanding loans ranged from 5.25% to 10.5% during 2002 and 6.0% to 10.5% during 2001. Principal and interest payments are made through bi-weekly payroll deductions.

Administrative Expenses

The Company pays all administrative expenses related to the Plan.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan administrators to make estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosure of contingent net assets available for benefits at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period.  Actual results could differ from those estimates.

BRINKER INTERNATIONAL, INC.
401(k) SAVINGS PLAN AND TRUST

Notes to Financial Statements (continued)

2.  INVESTMENTS

The Plan's investments are stated at fair value using quoted market prices and transactions are recorded on a trade date basis. Participant loans are valued at the outstanding principal balance plus accrued interest which approximates fair value.  A summary of investments and related investment income (loss) as of and for the years ended December 31, 2002 and 2001, follows:

	2002	2001
Investments at fair value:
American Century Equity Growth Fund	$ 4,371,677*	$ 5,040,243*
AXP Growth Fund	-	5,059,722*
Janus Overseas Fund	3,071,373*	3,572,778*
Brinker Stock Fund	14,319,034*	12,681,996*
AET Equity Index Fund II	2,700,000*	2,712,686*
AXP Cash Management Fund	2,289,623*	1,789,633
AXP Bond Fund	2,390,727*	1,739,691
Neuberger Berman Genesis Fund	2,506,080*	1,855,824*
Standish Small Cap Growth	-	231,246
Participant Loans	2,482,198*	2,279,021*
Brown Capital Management Small Company Fund	350,999	-
Wells Fargo Large Company Growth Fund	4,229,083*	-
Total	$ 38,710,794	$ 36,962,840
Investment Income (Loss):
Net (depreciation) appreciation in fair value:
Mutual funds	(4,332,198)	(3,896,547)
Brinker stock	1,113,579	705,445
Total	$ (3,218,619)	$ (3,191,102)
Interest and dividends	368,747	439,643

* Represents 5% or more of total net assets.

BRINKER INTERNATIONAL, INC.
401(k) SAVINGS PLAN AND TRUST

Notes to Financial Statements (continued)

All investment programs other than a portion of the Brinker Stock Fund are participant directed.  The following information summarizes the net assets and significant components of the changes in net assets relating to the non-participant directed portion of the Brinker Stock Fund for the years ended December 31, 2002 and 2001.

	December 31, 2002
	Participant Directed	Non-Participant Directed	Total
Additions to net assets:
Net appreciation in fair value of investments	$ 551,840	561,739	1,113,579
Interest	28,480	23,604	52,084
Employee contributions	883,003	-	883,003
Employer contributions	-	878,819	878,819
Total additions to net assets	1,463,323	1,464,162	2,927,485
Deductions from net assets:
Benefits paid to participants	528,968	421,049	950,017
Investment transfers	191,922	148,508	340,430
Total deductions from net assets	720,890	569,557	1,290,447
Change in net assets	742,433	894,605	1,637,038
Net assets at beginning of year	6,462,281	6,219,715	12,681,996
Net assets at end of year	$ 7,204,714	$ 7,114,320	$ 14,319,034

BRINKER INTERNATIONAL, INC.
401(k) SAVINGS PLAN AND TRUST

Notes to Financial Statements (continued)

	December 31, 2001
	Participant Directed	Non-Participant Directed	Total
Additions to net assets:
Net appreciation in fair value of investments	$ 371,446	333,999	705,445
Interest	29,969	24,174	54,143
Employee contributions	865,488	-	865,488
Employer contributions	-	852,360	852,360
Total additions to net assets	1,266,903	1,210,533	2,477,436
Deductions from net assets:
Benefits paid to participants	408,018	377,546	785,564
Investment transfers	111,999	172,208	284,207
Total deductions from net assets	520,017	549,754	1,069,771
Change in net assets	746,886	660,779	1,407,665
Net assets at beginning of year	5,715,395	5,558,936	11,274,331
Net assets at end of year	$ 6,462,281	$ 6,219,715	$ 12,681,996

3.  PLAN TERMINATION

Although it has no present intention to do so, the Company may terminate the Plan at any time subject to the provisions of ERISA.  In the event of Plan termination, all participants will become fully vested in their Company contributions.

 4.  INCOME TAX STATUS

The Plan received a determination letter on March 22, 2001 in which the Internal Revenue Service stated that the Plan, as currently designed, is in compliance with the applicable requirements of the Internal Revenue Code ("Code"). The Plan has been amended since receiving the determination letter, however, the Plan Administrator believes the Plan is currently designed and being operated in compliance with the applicable requirements of the Code and, therefore, is qualified and tax-exempt from Federal income taxes as of the financial statement dates.

Schedule I

BRINKER INTERNATIONAL, INC.
401(k) SAVINGS PLAN AND TRUST

 Schedule H, line 4i - Schedule of Assets (Held at End of Year)

December 31, 2002

Identity	Description of Investment	Current Value
Money Markets:
	AXP Cash Management Fund*	$ 2,289,623
Comingled Funds:
	American Express Trust Equity Index Fund II*	2,700,000
Mutual Funds:
	AXP Bond Fund*	2,390,727
	American Century Equity Growth Fund	4,371,677
	Janus Overseas Fund	3,071,373
	Neuberger Berman Genesis Fund	2,506,080
	Brown Capital Management Small Company Fund	350,999
	Wells Fargo Large Company Growth Fund	4,229,083
Common Stock:
	Brinker Stock Fund* (Cost Basis $6,288,229)	14,319,034
Participant Loans:
	Bearing interest at rates ranging from 5.25% to 10.50%	2,482,198
Total		$ 38,710,794

*Party-in-interest

See accompanying Report of independent public accountants.

SIGNATURES

            Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	BRINKER INTERNATIONAL, INC. 401(K) SAVINGS PLAN AND TRUST By: /s/ Peggy S. Mifflin Plan Administrator